As filed with the U.S. Securities and Exchange Commission on June 29, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
___________________

OCE N.V.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

The Netherlands
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Daniel I. Booker
Hannah T. Frank
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219
412-288-3132

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Hannah T. Frank, Esq.	Scott A. Ziegler, Esq.
Reed Smith LLP 435 Sixth Avenue Pittsburgh, PA 15219 (412) 288-7278	Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☐  immediately upon filing
☐  on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box.
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of OCE N.V.	5,000,000 American Depositary Shares	$0.05	$250,000	$7.68
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Registration Statement No. 2-93257.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary	Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii)	Procedure for voting, if any, the deposited securities	Reverse, Paragraph (3)
(iii)	Collection and distribution of dividends	Reverse, Paragraphs (1) and (2)
(iv)	Transmission of notices, reports and proxy soliciting material	Reverse, Paragraphs (3) and (5)
(v)	Sale or exercise of rights	Reverse, Paragraph (1)
(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, Paragraph (6), Reverse, Paragraphs (1), (2) and (4)
(vii)	Amendment, extension or termination of the Deposit Agreement	Reverse, Paragraphs (9) and (10)
(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Reverse, Paragraph (5)
(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, Paragraphs (2), (3), (4), and (6)
(x)	Limitation upon the liability of the Depositary	Reverse, Paragraph (7)
(3)	Fees and Charges	Face, Paragraph (6)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a) Statement that OCE N.V. publishes on its website, or otherwise furnishes the Commission with, certain public reports and documents required by foreign law or by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, and that, to the extent furnished to the Commission, such reports may be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Face, Paragraph (9)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) Form of Amendment to Deposit Agreement. Form of Amendment No. 3 to Deposit Agreement, dated as of June 14, 2007, among OCE N.V., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e) Certification under Rule 466. Not applicable.

(f) Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 28, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, OCE N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The Netherlands on June 26, 2007.

OCÉ N.V.

/s/R. L. van Iperen
By: R.L. van Iperen
Title: Chairman of the Board and Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated.

Signature	Title(s)	Date

\s\ R.L. van Iperen	Chairman of the Board of Executive	June 26, 2007
R.L. van Iperen	Directors (Principal Executive Officer)

\s\ J. van den Belt	Chief Financial Officer and member of the	June 26, 2007
J. van den Belt	Board of Executive Directors (Principal Executive Officer)

\s\ P.A.F.W. Elverding	Supervisory Director	June 26, 2007
P.A.F.W. Elverding

\s\ F. J. de Wit	Supervisory Director	June 26, 2007
F. J. de Wit

\s\ G.J.A. van de Aast	Supervisory Director	June 26, 2007
G.J.A. van de Aast

\s\ M. Arentsen	Supervisory Director	June 26, 2007
M. Arentsen

\s\ A. Baan	Supervisory Director	June 26, 2007
A. Baan

/s/Hannah T. Frank.	Authorized Representative in the United States	June 26, 2007
Hannah T. Frank

POWER OF ATTORNEY

KNOWN BY ALL PERSONS PRESENT, that each person whose signature appears below does hereby constitute and appoint Hannah T. Frank as his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act requisite and necessary in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agents, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title(s)	Date

\s\ R.L. van Iperen	Chairman of the Board of Executive	June 26, 2007
R.L. van Iperen	Directors (Principal Executive Officer)

\s\ J. van den Belt	Chief Financial Officer and member of the	June 26, 2007
J. van den Belt	Board of Executive Directors (Principal Executive Officer)

\s\ P.A.F.W. Elverding	Supervisory Director	June 26, 2007
P.A.F.W. Elverding

\s\ F. J. de Wit	Supervisory Director	June 26, 2007
F. J. de Wit

\s\ G.J.A. van de Aast	Supervisory Director	June 26, 2007
G.J.A. van de Aast

\s\ M. Arentsen	Supervisory Director	June 26, 2007
M. Arentsen

\s\ A. Baan	Supervisory Director	June 26, 2007
A. Baan

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Amendment to Deposit Agreement (including the Form of American Depositary Receipt)
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.